SORSBY FINANCIAL CORP.

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

MARCH 31, 2018

PUBLIC

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-48718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 04/01/17 and ending 03/31/18

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sorsby Financial Corp.

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
676 N. Michigan Avenue, Suite 3605
(No. and Street)

Chicago	IL	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Charles C. Sorsby (312) 751-0469
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Suite 214A
(No. and Street)

Frankfort	Illinois	60423
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*





OATH OR AFFIRMATION

I, **Charles C. Sorsby**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Sorsby Financial Corp., as of March 31, 2018, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

ROSE M VITALO
Official Seal
Notary Public – State of Illinois
My Commission Expires Aug 21, 2021

Signature

President
Title

Rose M. Vitalo
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Sorsby Financial Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sorsby Financial Corp., (the "Company") as of March 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Sorsby Financial Corp. as of March 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Sorsby Financial Corp.'s auditor since 2012.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 29, 2018

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
3809 Belmont Boulevard I Sarasota, FL 34232

SORSBY FINANCIAL CORP.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2018

ASSETS

Cash	$ 44,777
Receivable from broker/dealer	39,099
Due from affiliate	-0-
Other assets	2,637
TOTAL ASSETS	**$ 86,513**

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)

LIABILITIES

Accounts payable, accrued expenses and other liabilities	$ 13,326
Subordinated loans	288,100
Total Liabilities	$ 301,426

SHAREHOLDER'S EQUITY (DEFICIT)

Common stock, no par value; authorized 1,000,000 shares; issued and outstanding 1,000 shares	$ 1,000
Additional paid-in capital	356,554
Retained earnings (deficit)	(572,467)
Total Shareholder's Equity (Deficit)	$(214,913)
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)	$ 86,513

The accompanying notes are an integral part of this financial statement.

SORSBY FINANCIAL CORP.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2018

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Sorsby Financial Corp. (the "Company") was incorporated in Illinois on August 7, 1995. The Company is registered as a broker/dealer with the Securities and Exchange Commission and an investment advisor with the state of Illinois. The Company is also a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are the sale of securities and rendering investment advice.

Basis of Presentation – The financial statements have been prepared in conformity with accounting principles generally accepted in the Unites States of America ("GAAP")

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations; the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SORSBY FINANCIAL CORP.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2018

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company is affiliated through common ownership and management with Capital Conservation Corp. ("CCC") and Capital Preservation Fund L.P. ("CPF")

The Company entered into an agreement with CCC, effective February 1, 2013 and revised April 26, 2016, whereby CCC pays monthly required payments under the current occupancy lease in the Company's name and 40% is allocated to the Company. Email and phone expenses are paid by CCC and 40% is allocated to the Company. Salaries are paid by the Company and 90% of one employee and 60% of the other employee is allocated back to CCC. For the year ended March 31, 2018, under the terms of this agreement. The Company allocated payroll expense of $94,387 to CCC and were allocated $14,008 of rent, email and phone expense from CCC. During the year ended March 31, 2018 the Company received reimbursement from CCC of $116.371. At March 31, 2018 there were no amounts due from or to CCC. The current occupancy lease is set to expired February 28, 2019 with future minimum lease payments of $12,837.

For the year ended March 31, 2018, the Company earned $3,597 in commission revenue from securities transactions made on behalf of CPF.

Under an agreement held personally, the Company's sole shareholder provided communication services to the Company on a limited basis. For the year ended March 31, 2018, the sole shareholder incurred $28,751 for these services.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2018, the Company's net capital and required net capital were $70,550 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 18.89%.

SORSBY FINANCIAL CORP.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2018

NOTE 4 - PROFIT SHARING PLAN

The Company has established a deferred compensation and profit sharing plan commonly referred to as a 401(k) plan. The plan is on a calendar year basis. The Company contribution to this plan for the year ended March 31, 2018 was $2,000.

NOTE 5 - INCOME TAXES

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the sole shareholder of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2015.

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at March 31, 2018, are as follows:

0% Interest Expires May 29, 2020	$	50,000
0% Interest Expires June 30, 2020		90,000
0% Interest Expires September 30, 2025		50,000
0% Interest Expires December 31, 2025		98,100
Total	$	288,100

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated lender is the sole shareholder of the Company.

SORSBY FINANCIAL CORP.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2018

NOTE 7 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENTS

The Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions.

The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under the terms of the agreement, the Company is prohibited from entering into a similar agreement with another broker/dealer and is required to maintain a deposit of $36,206 in cash and/or government securities with the Clearing Broker/dealer to ensure the Company's performance under the agreement. The $36,206 is included in receivable from broker/dealer in the statement of financial condition.